April 2, 2009

To:	US Securities and Exchange Commission Division of Corporation Finance

From:	Vertical Computer Systems, Inc. (the “Company”, “we”, “us” and “our”)

Re:
Vertical Computer Systems, Inc.
Form 10-KSB for the Fiscal Year ended December 31, 2007
Filed April 22, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 19, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Filed November 14, 2008
File No. 000-28685
Response to SEC Staff Comments in Letter Dated January 30, 2009

We are responding to comments received from the staff of the Division of Corporation Finance of the US Securities and Exchange Commission by letter dated January 30, 2009 regarding our filings referenced above.  Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-K for the fiscal year ended December 31, 2008 and any future Form 10-Q filings as appropriate.  Unless otherwise noted, where prior responses are referred to, they refer to our response letter dated December 22, 2008.

We respectfully request that the staff review our responses to its comments at its earliest convenience.  Please advise us of any further comments as soon as possible.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 6.  Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Total Revenues

1.
We note your response to our prior comment number 9 that software maintenance billings are the majority of your revenues in 2007.  In light of this response, your disclosure on page 18, that, “revenues primarily consist of fees for software licenses, and consulting and maintenance” appears to be vague.  In future filings, expand and clarify your discussion of results of operations to clearly disclose that the majority of your revenues are from maintenance contracts.

RESPONSE:  In future filings we will refine our discussion of results of operations to clearly disclose that the majority of our revenues come from maintenance contracts and will clearly discuss other sources of revenues.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-5

2.
We have reviewed your response to our prior comment number 5 and it remains unclear to us why you do not present a line item for costs applicable to revenues.  For example, we note your disclosure on page 18, that you classify the amortization of the NOW Solutions source code as selling, general and administrative expenses.  Tell us the authoritative accounting guidance that you cited to determine these amortization expenses should be classified as selling, general and administrative expenses.  Your response states there are few if any direct costs associated with your revenue.  Tell us how you determined the cost of personnel to perform your maintenance services and consulting services are not direct costs of revenue.

RESPONSE:  We will show cost of revenue in future filings. (1) Any cost of revenue will likely consist mostly of salaries and wages; (2) as a small company, our employees work on multiple projects, many of which are not directly related to the cost of revenue; and (3) except for identifying certain costs by the department, we have not historically tracked costs in a manner necessary to segregate wages attributable to the cost of revenue.

3.
We have reviewed your response to our prior comment number 6.  Your response is not clear.  Please expand upon your response to explain the nature of these transactions including why you recognized a gain upon settling liabilities.  We also note that you recorded the entire adjustment in one year, “due to the relatively minor impact of the settlement in any particular year.”  Please provide us with your analysis pursuant to SAB 99 that you used to determine that these amounts do not materially misstate your financial statements for the year ended December 31, 2007 in light of the fact that the gain on settlement of debt is 24% of your net loss.  In addition, provide to us your calculations that you used to determine your gain, broken out by each year of settlement.

RESPONSE:

In 2001, we entered into an agreement with several vendors whereby we issued these vendors shares of our common stock. At the time, our shares were thinly traded and there was no ready market for selling the shares. Under the terms of our agreement, these vendors agreed to take our shares, sell such shares in the market, and apply the proceeds against our indebtedness. The vendors also agreed to periodically update us on the number of shares sold and the amount of any shortfall or overage, compared to the original liability. For several years, many of these vendors updated us periodically and we adjusted our liability accordingly. However, we did not receive any update subsequent to 2004. From that time until 2007, these liabilities were carried on our books as accrued liabilities.

At the end of 2007, management and corporate counsel of the company assessed these liabilities and determined that the Company was judicially released from the liability due to the expiration of the statutes of limitations. Generally, the statute of limitation is four to six years, depending on State laws. Because these vendors operated in multiple states, including states with a six-year statute of limitations, we concluded that the first appropriate period to write off this liability was 2007.

In evaluating whether any of these liabilities should have been written off in earlier periods and the impact on the financial statements in the prior periods and the current period, we followed the guidance in SAB 99 and considered both quantitative and qualitative factors. Under the assumption that the entire gain should have been recognized in a prior period, we agree that $370,749 is quantitatively material to 2007 and possibly previously filed financial statements. However, after considering both quantitative and qualitative factors (discussed below), we concluded that if this is to be considered an error, the amount of the gain would not influence a reasonable person relying upon these financial reports. The qualitative factors considered are as follows:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

-
Management concluded that 2007 was the proper period to write off the liability because these vendors operated in multiple states with varying statutes of limitations, the longest of which is six years. It is possible that we could have written off the liability in an earlier period, based upon the laws of a state with a shorter statute of limitation, however, there was no way for the company to determine which state, if a claim was filed, might have jurisdiction. Therefore, there is a high degree of imprecision associated with the timing.

•	whether the misstatement masks a change in earnings or other trends

-	We have recurring losses. The recognition of this gain did not mask a change in our earnings or any other trends.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

-	No analysts are following our stock, therefore, this does not apply.

•	whether the misstatement changes a loss into income or vice versa

-	We continued to show a net loss

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

-	There was no impact on segment reporting or other portions of our business playing a significant role in the Company’s operations or profitability.

•	whether the misstatement affects the registrant's compliance with regulatory requirements

-	There was no impact on the Company’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

-	There was no impact on the Company’s compliance with loan covenants or other contractual requirements.

•	whether the misstatement has the effect of increasing management's compensation

-	There was no impact on management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction.

-	There was no concealment of unlawful transactions.

Notes to Consolidated Financial Statements

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revenue Recognition

4.
We have reviewed your response to the first bullet point in our prior comment number 7.  Your response is unclear to us.  Your response states that your revenue streams were separated following the guidance of SOP 97-2 and EITF 00-21.  However, your proposed revenue recognition policy states revenues are recognized in accordance with SAB 104.  We repeat our prior comment to clarify the standard applied to recognize revenues from software elements and for revenues from non-software elements.  See SOP 97-2, EITF 03-5 and EITF 00-21.

RESPONSE:  The Company’s revenue recognition policies are in accordance with Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-9, ‘‘Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,’’ Staff Accounting Bulletin (‘‘SAB’’) No. 104, ‘‘Revenue Recognition,’’ Emerging Issues Task Force (‘‘EITF’’) No. 00-21, ‘‘Revenue Arrangements with Multiple Deliverable,’’ and EITF No. 00-3 “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware.” The Company has not engaged in any software arrangements that require significant production, modification or customization.

In the case of non-software arrangements, we apply EITF No. 00-21 and revenues related to arrangements with multiple elements are allocated to each element based on the element’s relative fair value. Revenue allocated to separate elements is recognized for each element in accordance with our accounting policies described below. If we cannot account for items included in a multiple-element arrangement as separate units of accounting, they are combined and accounted for as a single unit of accounting and generally recognized as the undelivered items or services are provided to the customer.

Consulting. The Company provides consulting services, primarily training and implementation services, to its clients using a time and materials pricing methodology. The Company prices its delivery of consulting services on a time and material basis where the customer is either charged an agreed-upon daily rate plus out-of-pocket expenses or an hourly rate plus out-of-pocket expenses. In this case, the Company is paid fees and other amounts generally on a monthly basis or upon the completion of the deliverable service and recognizes revenue as the services are performed.

The costs associated with the performance of the consulting arrangements are charged to expense as incurred.

Software License.  The Company sells concurrent perpetual software licenses to its customers. The license gives the customer the right to use the software without regard to a specific term. The pricing of such concurrent licenses to a customer is based on the approximate number of employees of the customer. The Company is paid software license fees in one or more installments, based on the customer’s contract, but generally not extending beyond twelve months. The Company recognizes the license revenue when upon execution of a contract and delivery of the software, provided the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management. When the software license arrangement requires the Company to provide consulting services that are essential to the functionality of the software the product license revenue is recognized upon the acceptance by the customer and consulting fees are recognized as services are performed.

In the past, the Company has sold term licenses to its customers. These licenses are generally kept current as to functionality and performance by the customer through the renewal of a yearly maintenance agreement. In the case where the term of the existing license has expired and the license is under a current maintenance agreement, the Company will recognize fee associated with converting this license to a perpetual license as license revenue.

Software licenses are generally sold as part of a multiple element arrangement that may include maintenance and, on a separate agreement, consulting services. The consulting services are generally performed by the Company, but the customer can use a third-party to perform the consulting services. The Company considers these separate agreements as being negotiated as a package. The Company determines whether there is vendor specific objective evidence of fair value (‘‘VSOEFV’’) for each element identified in the arrangement to determine whether the total arrangement fees can be allocated to each element. If VSOEFV exists for each element, the total arrangement fee is allocated based on the relative fair value of each element. In cases where there is not VSOEFV for each element, or if it is determined services are essential to the functionality of the software being delivered, the Company initially defers revenue recognition of the software license fees until VSOEFV is established or the services are performed. However, if VSOEFV is determinable for all of the undelivered elements, and assuming the undelivered elements are not essential to the delivered elements, the Company will defer recognition of the full fair value related to the undelivered elements and recognize the remaining portion of the arrangement value through application of the residual method. Where VSOEFV has not been established for certain undelivered elements, revenue for all elements is deferred until those elements have been delivered or their fair values have been determined. Evidence of VSOEFV is determined for software products based on actual sales prices for the product sold to a similar class of customer and based on pricing strategies set forth in the Company’s standard pricing list. Evidence of VSOEFV for consulting services is based upon standard billing rates and the estimated level of effort for individuals expected to perform the related services. The Company establishes VSOEFV for maintenance agreements using the percentage method such that VSOEFV for maintenance is a percentage of the license fee charged annually for a specific software product, which in most instances is 18% of the portion of arrangement fees allocated to the software license element.

Maintenance Revenue. In connection with the sale of a software license, a customer may elect to purchase software maintenance services. Most of the customers that purchase software licenses from the Company also purchase software maintenance services. These maintenance services are typically renewed on an annual basis. The Company charges an annual maintenance fee, which is typically a percentage of the initial software license fee and may be increased from the prior year amount based on inflation or other agreed upon percentage. The annual maintenance fee generally is paid to the Company at the beginning of the maintenance period, and the Company recognizes these revenues ratably over the term of the related contract.

While most of the Company’s customers pay for their annual maintenance at the beginning of the maintenance period, a few customers have payment terms that allow them to pay for their annual maintenance on a quarterly or monthly basis. If the annual maintenance fee is not paid at the beginning of the maintenance period (or at the beginning of the quarter or month for those few maintenance customers), the Company will ratably recognize the maintenance revenue if management believes the collection of the maintenance fee is imminent. Otherwise, the Company will defer revenue recognition until the time that the maintenance fee is paid by the customer. The Company normally continues to provide maintenance service while awaiting payment from customers. When the payment is received, revenue is recognized for the period that revenue was previously deferred. This may result in volatility in software maintenance revenue from period to period.

Software as a Service (“SaaS”). The Company has contracted with a third party to provide new customers, utilizing their own computer hardware, with Internet access to and connectivity with the Company’s currently sold software. However, a contractual right to take possession of the software license or run it on another party’s hardware is not granted to the customer. The Company terms the delivery method to give functionality to new customers utilizing this service as Software as a Service (“SaaS”). Since the customer is not given contractual right to take position of the software, the scope of SOP 97-2 does not apply. A customer using SaaS can enter into an agreement to purchase a software license at any time. The Company does generate revenue from SaaS as the customer utilizes the software over the Internet.

The Company will provide consulting services to customers in conjunction with this service. The rate for such service is based on standard hourly or daily billing rates. The consulting revenue is recognized as services are performed. Customers, utilizing their own computer hardware to access the SaaS functionality, are charged a fee equal to the number of employees paid each month multiplied by an agreed-upon rate per employee. The revenue is recognized as the services are rendered each month.

As stated above, in 2007 the Company employed authoritative GAAP as respects Software Revenue Recognition. The above discussions clarify the Company’s standards applied to recognize revenues from software elements and for revenues from non-software elements. As we discussed in our previous response, in 2007 the Company recognized license revenue of $149,766. Of this amount, $100,000 related to the conversion of a term license under an in force maintenance agreement to a perpetual license. Since the license remained the same and was up-to-date as to functionality through the maintenance program maintained by the customer, the Company recognized this fee as license revenue. The remaining $49,766 in license fees related to the purchase of additional Internet functionality by current customers.

Based on the discussions above, we do not believe that EITF No. 03-5 is relevant at this time as guidance for revenue recognition comes from the authoritative GAAP stated at the beginning our the response.

5.
Your response to our prior comment number 7 does not appear to address the second bullet point.  Therefore we repeat our prior comment.  You disclose that maintenance revenue is bundled with original software product license revenues.  Indicate whether you can establish VSOE for all elements or for only undelivered elements.  Please describe for us, your methodology for establishing VSOE.  As part of your response, please confirm to us that you have a history of selling an element on a standalone basis when you can establish VSOE.  See paragraphs 9 and 10 of SOP 97-2.

RESPONSE:  In the prior response the term “bundled” was used to describe the issue that the Company’s software licenses are generally sold as part of a multiple element arrangement that generally does include maintenance. As stated in #4 above, the Company establishes VSOEFV for maintenance agreements using the percentage method such that VSOEFV for maintenance is a percentage of the license fee charged annually for a specific software product, which in most instances is 18% of the portion of arrangement fees allocated to the software license element. Since most of the Company’s revenues are derived from the renewal of maintenance agreements on previously sold licenses, the Company has a history of selling maintenance renewals on a stand-alone basis.

6.
Your response to our prior comment number 7 does not appear to address the third bullet point.  Therefore we repeat our prior comment.  We note NOW Solutions generates license fees from the license of emPath.  Tell us the nature and structure of your maintenance fees bundled with this license.

RESPONSE:  NOW Solutions sells emPath licenses generally as part of a multiple element arrangement. As stated in #5 above, the maintenance fees for first year maintenance typically run 18% of the amount allocated to software license element. The maintenance fee collected gives the customer the right to receive bug fixes, software enhancements, etc.

In 2007, we had two software license sales that generated additional maintenance. The undelivered element for maintenance was deferred and is being ratably recognized over the initial term of the license. The amount of maintenance associated with these two sales was de minimis for 2007.

7.
We have reviewed your proposed revenue recognition policy to be disclosed in future filings.  We repeat our prior comment to disclose how you determined the fair value of the undelivered element, i.e., maintenance revenue.  This disclosure should indicate how an arrangement fee is allocated among the elements (e.g., residual method or entire fee is recognized pro rata due to lack of VSOE).  Expand your policy to discuss the accounting literature that you apply for each of your revenue streams (e.g., consulting and SaaS/Hosting.)

RESPONSE:  Please see the response entitled “Software Licenses” in the response to #5 above. Fair value of the maintenance undeliverable is based on the stand-alone value of maintenance renewals for customers of similar size. The maintenance typically is about 18% of the amount allocated to the license element. The Company believes it has VSOE for the undelivered maintenance and (if or when applicable) the consulting services and uses the residual method to allocate the remaining portion. This is in compliance with SOP 97-2 as amended by EITF No. 98-9 ‘‘Software Revenue Recognition,’’ as amended by SOP 98-9, ‘‘Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.’’

With regard to revenues generated from the Software as a Service delivery method, EITF No. 00-3, EITF No. 00-21 and SAB-104 is the authoritative literature looked to for recognizing revenues with regard to SaaS. Any consulting services engaged by the customer are charged to the customer based on time and materials at an hourly or daily agreed-upon rate. Consulting services revenue is recognized as services are rendered. Once the customer starts using SaaS, revenue is recognized on a monthly basis based on the number of employees paid by the customer multiplied by the agreed-upon rate per employee.

The contractual agreement with the customer does not give such customer a right to a software license.

8.
We have reviewed your response to our prior comment number 8 and it is unclear how you have responded to our comment.  Therefore, we repeat our prior comment.  Tell us the relevant accounting literature relied upon for your service revenue generated from professional consulting and training services.  Tell us if your consulting services are bundled with software license arrangements.  Describe the nature of these services, and explain to us how you concluded that the services should be accounted for separately.  Refer to paragraphs 7 and 63 to 71 of SOP 97-2.  That is, please explain to us if these services are essential to the functionality of the software.

RESPONSE:  The relevant accounting literature relied upon for recognizing consulting  and training services is as follows: Statement of Position (‘‘SOP’’) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-9, ‘‘Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,’’ Staff Accounting Bulletin (‘‘SAB’’) No. 104, ‘‘Revenue Recognition,’’ Emerging Issues Task Force (‘‘EITF’’) No. 00-21, ‘‘Revenue Arrangements with Multiple Deliverable,’’ If the Company believes that consulting services (installation and training) is essential to the functionality of the software, the Company defers the recognition of the software license revenue until training has been completed. However, as stated in our previous response (#5), “our typical license agreement does not contain customer acceptance provisions.”

Consulting services are offered to the client during the sales process. There is no requirement that the customer has to engage the Company to provide consulting services. As a result, the Company enters into a separate contract for consulting services separate from the software license contract.  However, based on SOP 97-2 and EITF 00-21, these contracts are considered to be negotiated as a package and are evaluated as a single arrangement in considering whether there are one or more units of accounting. Consulting services may include implementation type work where data is converted from an older system, and consulting services may also include training. In those instances where the Company believes these services are essential to the functionality of the software, recognition of the license element is deferred until the consulting services are delivered.

In 2007, the Company entered into three software licensing transactions and did not sell any licenses where training was considered essential to the functionality of the software. In one of such transactions, in 2007 the Company converted an existing customer license that was about to expire to a perpetual license for $100,000. The relicensing of the customer’s existing software license did not require any training or change any in-force maintenance. In the other two such transactions, the software licenses enhanced current customer functionality by allowing the customers to view certain reports over the Internet. Any training involved in these sales was de minimis.

9.
We have reviewed your response to our prior comment number 10.  The explanations provided in your response do not appear to prohibit your ability to breakout your licensing and maintenance revenues.  Therefore, we repeat our prior comment to disclose revenues for each product and service pursuant to paragraph 37 of SFAS 131.

RESPONSE:  Our previous response broke out revenues for maintenance and licensing. For 2007, licensing revenues were 2.54% of total revenues for the Company while maintenance revenues equaled 83.3% of total revenues. In the future, we will break out the revenues either as a line item on the face of the Income Statement or in a note to the financial statements.

Note 3.  Restatement, page F-12

10.
We have read your response to our prior comment number 11 and it remains unclear to us why you did not file an Item 4.02 Form 8-K to alert your readers that prior financial statements should no longer be relied upon.  Your conclusion that a positive adjustment as opposed to a negative adjustment would determine whether an Item 4.02 Form 8-K is unclear.  Further, your statement, “that financials may no longer be relied upon has significant negative repercussions” is also unclear and appears to contradict your statement regarding the positive adjustment.  In light of the fact that your balance sheet was restated to reduce your total liabilities by 19% at December 31, 2006, tell us how you determined that reliance should continue to be placed on your previously issued financial statements.  In your response, we repeat our prior comment to provide us with your SAB 99 materiality assessment that the prior financial statements may continue to be relied upon.

RESPONSE:  The Company will file an Item 4.02 Form 8-K to alert readers that prior financial statements should no longer be relied upon.  Please review the draft of the Form 8-K that we propose to file, which is attached as Exhibit A.  Please let us know if you have any comments on the draft of this Form 8-K at your earliest convenience.  We will address any comments you have prior to filing the Form 8-K, including any changes to the attached draft.

11.
In light of your restatement to your financial statements for the year ended December 31, 2006, tell us how the restatement impacted your Chief Executive Officer and Chief Financial Officer’s conclusions regarding the effectiveness of their disclosure controls and procedures for the year ended December 31, 2006.  Refer to Item 307 of Regulation S-K.

RESPONSE:  By way of background, the matter which precipitated the restatement of the financial statements for the year ended December 31, 2006 was the following:  the Company had historically accrued dividends for its outstanding series of preferred stock, on the (incorrect) understanding that such accrual was necessary.  In April 2008 the Company’s outside legal counsel informed the Company that such accrual was not necessary during the years for which an accrual had been made. Company’s outside legal counsel based its guidance on the fact that the Board of Directors of the Company had not declared dividends on the preferred stock for the years in question.

As a consequence of the guidance provided by the Company’s outside legal counsel, the Board of Directors determined to reverse the accrual which, in turn, precipitated the restatement of the Company’s financial statements for the year ended December 31, 2006.  That restatement was accomplished at the time of the filing of the company’s Annual Report on Form 10-KSB for the period ended December 31, 2007.

Item 307 of Regulation S-K requires that the registrant “Disclose the conclusions of the registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act.”

The Company agrees with the staff of the Commission, as the restatement did impact our Chief Executive Officer and Chief Financial Officer’s conclusions (of the prior year) regarding the effectiveness of company disclosure controls and procedures for the year ended December 31, 2006.  In retrospect, the material weakness that the Company recognized in the company’s Annual Report on Form 10-KSB for the period ended December 31, 2007, as filed with the Commission on April 21, 2008, to the effect that “there is a lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control,” had equal bearing the year prior.

We will communicate to shareholders the ineffectiveness of the Company’s internal controls for the year ended December 31, 2006 in the 8-K filing that the Company will make as a part of resolving Comment #10 above.

Note 10.  Stockholders’ Equity, page F-20

12.
We have reviewed your response to our prior comment number 12 and note that you intend to put the rights in the descriptions of the preferred stock on the face of your balance sheet.  To the extent that you cannot address all of the details of your preferred stock into the balance sheet descriptions, provide these details in footnote disclosures.  For example, your footnote should discuss the conversion rates, redemption rights, voting rights, and dividend rights of your preferred stock.

RESPONSE:  To the extent that pertinent information relating to conversion rates, redemption rights, voting rights, dividend rights, etc. of each class of preferred stock cannot be reasonably addressed on the face of the balance sheet, we will provide the details in the notes to the financial statements in future filings.

Form 10-Q for the Quarterly Period ended June 30, 2008

Notes to Consolidated Financial Statements

Note 8. – Gain on Settlement of Trade Payables

13.
We have reviewed your response to our prior comment number 15.  Provide a reasoned opinion of counsel stating that a court of proper jurisdiction would find that you can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations, citing supporting case law.  Please expand your disclosures to clearly disclose that you have been judicially relieved from these trade payables.

RESPONSE:  Attached as Exhibit B is a copy of the opinion of counsel and we will expand our disclosure in future filings to clarify the basis upon which the Company has been judicially relieved from such liabilities.

Form 10-Q for the Quarterly Period ended September 30, 2008

Notes to Consolidated Financial Statements

Note 5. – Legal Proceedings

14.
We note that you recorded your settlement amount in licensing and maintenance revenues.  Tell us the authoritative accounting guidance that you cited to record this settlement amount as revenue.  In your response, tell us the amount of the settlement and if you had a prior relationship with Microsoft Corporation.

RESPONSE:  According to the FASB Statement of Financial Accounting Concepts No. 6, “revenues … result from an entity’s ongoing major or central operations and activities…” while “gains … result from entities’ peripheral or incidental transactions.”  The Company’s ongoing major or central operations is the selling of licenses for software or other technology and patents which the Company owns or has rights to sell and market.  Microsoft initially disputed our rights to the software technology and refused to pay a license fee. We filed a claim against Microsoft to recover the license fee on our software patent. In the final outcome, Microsoft acknowledged out rights to the software and agreed to pay the license fee. This agreement was outlined in a “settlement agreement” but that in no way changed the nature of the transactions, which was the sale of a license to Microsoft. This is further supported by the fact that the language in the Microsoft settlement refers to a perpetual, non-exclusive license to use the Company’s patent.  Because the license granted to Microsoft is non-exclusive, the Company continues to market the patent to other companies whose software may benefit from the utilization of the patent.

The patent was licensed to Microsoft for $2,900,000.  The Company had no significant business relationship with Microsoft Corporation prior to this settlement.

***

In connection with our responses to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David Braun
David Braun
CFO, Vertical Computer Systems, Inc.

Exhibit A

Draft of Form 8-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  April 2, 2008

Vertical Computer Systems, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

000-28685	65-0393635
(Commission File Number)	(I.R.S. Employer Identification No.)

101 West Renner Road, Suite 300 Richardson, Texas	75082
(Address of Principal Executive Offices)	(Zip Code)

(817) 348-8717
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 4 - Matters Related to Accountants and Financial Statements

Item 4.02   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

As more fully explained below, effective as of April 2, 2008, the Board of Directors of the Company concluded that the financial statements for the fiscal year ended December 31, 2006 should no longer be relied upon, because of an error in such financial statements.

Such error was addressed in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, in footnote 3 (entitled “Restatement”) to the financial statements, an excerpt of which follows:

“During the preparation process for our annual report on Form 10-KSB for 2007, we concluded that the Company dividends on our cumulative preferred shares were never officially declared and, as a result, should not have been recorded as a liability in our previous balance sheets. The impact on each balance sheet was approximately $600,000 per year. The schedule below accurately reflects the restated balance sheet as of December 31, 2006.”

	December 31, 2006
	As Previously
	Reported	Adjustments	As Restated

Accrued dividends	3,513,712	(3,513,712)	—

Total liabilities	$18,192,874		$14,679,162

Accumulated deficit	(45,802,957)	3,513,712	(42,289,245)

Total stockholders’ deficit	$(16,911,311)		$(13,397,599)

***

The Company’s Board of Directors has discussed with the Company’s independent accountant, the matters disclosed in this Form 8-K filing.

Section 8 - Other Events

Item 8.01 Other Events.

In the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, in item 8A (entitled “Controls and Procedures”), it was reported that Company management concluded that disclosure controls and procedures as of December 31, 2006 were effective.

In light of the restatement of the Company’s financial statements for the fiscal year ended December 31, 2006, discussed above in Item 4.02 of this Form 8-K filing, the Company’s Chief Executive Officer and Chief Financial Officer have re-evaluated their conclusions regarding the effectiveness of disclosure controls and procedures for the year ended December 31, 2006, and concluded the following:  (i) disclosure controls and procedures as of such date were not effective and (ii) as of such date, the following weakness in the Company’s internal controls existed:  there is a lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Computer Systems, Inc. (Registrant)

Date: April , 2009	By:	/s/ Richard Wade
Richard Wade, President &
Chief Executive Officer

Exhibit B

MEMORANDUM

Subject:	Liability to Accounts Payable Vendors

Date:	February 06, 2009

Prepared by:	Corporate Counsel for Vertical Computer Systems, Inc.

Issue

The issue is whether Vertical Computer Systems, Inc. (the “Company”) may utilize the Statute of Limitations as the basis to excuse any obligations owed by the Company to certain vendors (the “Vendors”) and to write-off these accounts at the close of the quarterly period ended June 30, 2008.

Background

Most of the accounts were written off by the Company in its 10-Q for the period ended June 30, 2008, were for goods or services provided by certain vendors of the Company while the Company maintained an office in Los Angeles, California.  The other accounts payable that were written off were those Vendors who provided goods or services to the Company while the Company also maintained an office in Austin, Texas.  (The Company entered into a lease for its office at the Austin location on February 1, 2003).  It had been at least four years since the last date in the Company records that each respective Vendor had provided good or services to the Company.  In other words, the last known account activity for any of the Vendors who provided goods and services to the Company that were written off occurred on a date that was well over four years ago.

There are only three legal bases under which a vendor could proceed against the Company for goods or services provided to the Company: (1) written agreement, (2) oral agreement, or (3) an account stated or book account.   In both California and Texas, the statute of limitations is four years for written agreements and four years from the date of the last item or entry in a claim for an account stated or book account.  The statute of limitations for an oral agreement in California is two years and in Texas is four years.  For some Vendors, the Company entered into a written agreement.  For all Vendors, the Company maintained an account payable in the course of its normal business operations.  Each account payable contains crediting and debiting entries related to the Vendor for any goods or services rendered to the Company as well as any payments or other entries.  Consequently, all Vendors would have had a cause of action under a book account (or account stated) and those Vendors who had a written contract would have had an additional cause of action under a under a written contract.

California Law

The relevant California statutory law concerning written agreements and a book account or account stated are set forth below:

California Civil Procedure. §339 states:

Within four years:

1. An action upon any contract, obligation or liability founded upon an instrument in writing, except as provided in Section 336a of this code; provided, that the time within which any action for a money judgment for the balance due upon an obligation for the payment of which a deed of trust or mortgage with power of sale upon real property or any interest therein was given as security, following the exercise of the power of sale in such deed of trust or mortgage, may be brought shall not extend beyond three months after the time of sale under such deed of trust or mortgage.
2. An action to recover (1) upon a book account whether consisting of one or more entries; (2) upon an account stated based upon an account in writing, but the acknowledgment of the account stated need not be in writing; (3) a balance due upon a mutual, open and current account, the items of which are in writing; provided, however, that where an account stated is based upon an account of one item, the time shall begin to run from the date of said item, and where an account stated is based upon an account of more than one item, the time shall begin to run from the date of the last item.

§ 2725 of the Commercial Code provides some additional guidance concerning contracts for sale.

(1) An action for breach of any contract for sale must be commenced within four years after the cause of action has accrued. By the original agreement the parties may reduce the period of limitation to not less than one year but may not extend it.

Application

Whether the Company had a written contract, a book account, or simple debt with any Vendor, the result is the same under California statutory law: 4 years is the limit for any legal action to be brought.

Texas

Under Texas law, the statute of limitations for any contract of sale (including a written contract) is 4 years.  There is also a more general 4-year statute of limitations period that applies to any debt, which would include an account stated or book account claim.

Section 2.725 of the Texas Business and Commerce Code. Statute of Limitations in Contracts for Sale.

(a)  An action for breach of any contract for sale must be commenced within four years after the cause of action has accrued.  By the original agreement the parties may reduce the period of limitation to not less than one year but may not extend it.

(b)  A cause of action accrues when the breach occurs, regardless of the aggrieved party's lack of knowledge of the breach…”

Sec. 16.004 of the Texas Civil Practice and Remedies Code.  Four-Year Limitations Period.

(a)  A person must bring suit on the following actions not later than four years after the day the cause of action accrues:

(1)	specific performance of a contract for the conveyance of real property;
(2)	penalty or damages on the penal clause of a bond to convey real property;
(3)	debt;
(4)	fraud; or
(5)	breach of fiduciary duty.

Under Texas statutory law, either claim for breach contract or for debt begins on the date the cause of action accrues.

Whether the Company had a written contract, a book account, or simple debt with any Vendor, the result is the same under Texas statutory law: 4 years is the limit for any legal action to be brought.

Conclusion

In the case of each Vendor, the Company used the last date provided by each respective Vendor for the goods or services provided as the date to begin to run the period for the statute of limitations.  At the time of the period covered by the Company’s 10-Q, the last date for any goods or services provided by any Vendor was in excess of 4 years.  Any Vendor’s claims would be based on a written contract, an account stated or book account (debt), or both.  Under both California and Texas law, the statute of limitations for any of these claims is 4 years.  Under the plain meaning of California and Texas statutory law, it is the opinion of the Company’s legal counsel that the Company had the legal basis to write off these accounts since the Vendors could not maintain any legal action once the statute of limitations had run.